Pillsbury Winthrop Shaw Pittman LLP

12255 El Camino Real, Suite 300  |  San Diego, CA  92130-4088  |  tel 619.234.5000  |  fax 858.509.4010

Mike Hird

tel 858.509.4024

mike.hird@pillsburylaw.com

March 29, 2013

CONFIDENTIAL SUBMISSION

VIA EDGARLink

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:            Jeffrey P. Riedler

Assistant Director

Re:                             Receptos, Inc.

Confidential Draft Registration Statement on Form S-1; Submission #2

Originally submitted on February 13, 2013

CIK No. 0001463729

Ladies and Gentlemen:

Receptos, Inc. (the “Registrant”) hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Registrant dated March 14, 2013.  The number of the responses and the headings set forth below correspond to the numbered comments and headings in the letter from the Staff.

In addition, we are concurrently sending to the Staff three marked copies of Confidential Submission Number 2 (“Submission #2”) of the registration statement on Form S-1 (the “Registration Statement”) as confidentially submitted to the Commission, marked against Confidential Submission Number 1 of the Registration Statement as confidentially submitted to the Commission on February 13, 2013.  If the Staff would like additional hard copies, please so advise and we would be happy to provide additional copies.  All page number references contained in the Registrant’s responses below correspond to the page numbers in Submission #2.

www.pillsburylaw.com

General

1.                                      Please submit all exhibits as soon as practicable.  We may have further comments upon examination of these exhibits.

Response:  The Registrant respectfully acknowledges the Staff’s comment and will submit all exhibits as soon as practicable.

2.                                      Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response:  The Registrant notes the Staff’s comment.  At this time, the Registrant does not intend to use any graphics other than those currently included in the draft registration statement.

3.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:  The Registrant notes the Staff’s comment and will supplementally provide copies of all written communications that the Registrant, or anyone authorized to do so on the Registrant’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act as well as any research reports about the Registrant published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering.  To date, there have been none so presented, published or distributed.  However, the Registrant will supplementally provide a copy of its corporate presentation slide deck that was displayed visually during certain “testing-the-waters” meetings but were not distributed as a written communication to participants. The Registrant respectfully requests that the Staff destroy such materials upon completion of its review.

4.                                      Comments to your application for confidential treatment will be delivered under separate cover.

Response:  The Registrant notes the Staff’s comment.

Prospectus Summary, page 1

5.                                      Some of your disclosure in the summary includes scientific or statistical terms that may be unfamiliar to lay readers. Where appropriate, please expand your disclosure to include explanations of terminology so that it may be understood by average investors. Portions of your registration statement that include such terminology include:

•                       the fourth paragraph under “Overview” on page 1;

•                       the carryover paragraph on pages 1 and 2; and

•                       the fourth full paragraph on page 2.

For guidance on the use of plain English in your prospectus summary, please reference Rule 421(d) of Regulation C.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on pages 1 and 2.

6.                                      Please provide plain English terms or explain the following terms where you first use them in the summary:

•                       accelerated design,

•                       top-line results,

•                       induction efficacy study,

•                       pivotal maintenance study,

•                       oral induction,

•                       treatment algorithm,

•                       recombinant, humanized, high-affinity, selective, and

•                       proof-of-concept.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure in the summary and elsewhere in Submission #2.

7.                                     Please avoid using the abbreviation T2D for Type-2 Diabetes herein and throughout the prospectus. This is a widely understood condition and term and is not cumbersome to use in its entirety.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure to eliminate the abbreviation for Type-2 Diabetes.

8.                                      You state on page 1 and throughout your filing that “RPC1063 was selected for pharmaceutic properties with potential to demonstrate best-in-class differentiation in RMS. In IBD and EoE, our product candidates, RPC1063 and RPC4046 respectively, have the opportunity to achieve first-in-class market positions.” You also state that your strategy is to develop “best-in-class drug candidates and selectively pursue first-in-class market positions.” These characterizations of your products as best-in-class and first-in- class carry significant import while at the same time appear to be rather uncertain given the stage of development, significant time to potential commercialization and products you acknowledge to be available in the market or under development by third parties.

Please revise your disclosure to more objectively describe your products, for example, by using the strategy outlined on your website: “The goal of our development strategy for RPC1063 to demonstrate clinically meaningful differentiation versus other available treatments, including a favorable safety profile.”  Please make corresponding changes throughout the filing.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on page 1 and throughout the filing to more specifically describe the class applicable to its product candidates RPC1063 and RPC4046 where terminology and statements regarding “best-in-class” and “first-in-class” are used.  The Registrant has also revised the disclosure throughout the filing to provide additional supportive information regarding potential differences and advantages as well as the market position of its product candidates as compared to other therapies currently marketed or in development.  Notwithstanding their stage of development, the Registrant believes, as expressed in the disclosure, that validated mechanisms of action of its product candidates and utilization of biomarkers that may correlate with clinical efficacy, coupled with preclinical information and available clinical data, provide reasonable support for the potential of the Registrant’s product candidates to achieve the characteristics noted.  The Registration respectfully asserts that the statements at issue do not guarantee the Registrant’s product candidates will achieve the characteristics noted when and if such candidates become approved products.  Rather, the Registrant has positioned these characteristics as the Registrant’s goals and strategies, i.e., to develop drug candidates that are best-in-class (by mechanism of action) and to selectively pursue first-in-class (based on projected timing of approval) market positions.  The Registrant respectfully submits that the disclosure, including as revised in Submission #2, properly sets forth reasonable assertions of the Registrant’s goals and strategies.

9.                                      We note your discussion throughout the summary of your program focused on GLP-1R PAMs for the potential treatment of Type-2 Diabetes.  Given the very early stage of your development of this program and the fact that the proceeds of the offering will be used primarily for the continued development of RPC1063, please consider whether discussion of this program and compound is appropriate in the summary which should focus on key aspects of the offering or those that are the “most significant.”

Response:  The Registrant respectfully acknowledges the Staff’s comment and in response has revised the disclosure in the summary to more fully describe the importance of its in-house development program for oral, small molecule, GLP-1R PAMS for the treatment of Type-2 Diabetes.  The Registrant believes that one of the important considerations of this program, which it seeks for investors to understand, is that, in addition to having future potential to move treatment options from an injectable to an oral therapy, the program provides tangible validation of the Registrant’s in-house GPCR structure-based drug discovery and design technology platform, for which the Registrant has had several collaborations and a partnership utilizing this platform.

Our Pipeline, page 3

10.                               Please add further context to and explain your statement that RPC1063 has meaningfully improved safety features based on “Better management of infections and retreatment decisions through a shorter half-life and rapid lymphocyte recovery.” Please make corresponding changes to your disclosure on page 88.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on pages 3 and 90.

11.                               You disclose on page 5 that “the FDA has indicated that if the study results are statistically and clinically persuasive, the balance of our registration program for RPC1063 in UC may consist of only one additional pivotal induction efficacy study accompanied by a pivotal maintenance study.” Please provide further detail regarding your discussion with the FDA that are the basis for this representation and clarify whether you have engaged in the SPA process with respect to this Phase 2 study.  If you have engaged in the SPA process in this regard, please provide more detailed disclosure about the nature of your conversations with the FDA related to the SPA, the current status of the SPA processes and disclose any unresolved concerns expressed by the FDA.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on pages 5 and 110 to (i) indicate that the Registrant has not sought an SPA agreement with respect to TOUCHSTONE (the Phase 2 study of RPC1063 in UC) and (ii) provide further detail about the additional clinical studies that may be required in a registration program for RPC1063 in UC based upon the Registrant’s discussions with the FDA.

Our Strategy, page 6

12.                               You state that you seek to mitigate development risk by developing product candidates with validated mechanisms of action and by utilizing biomarkers that may correlate with clinical efficacy.  Please expand your disclosure to describe, if true, that this strategy relies upon clinical data and results from third parties and may, at times, be based on products that are significantly different than your pipeline products.  Please make corresponding changes throughout the filing including, in particular, page 98 where you cite Gilenya’s demonstrated clinical efficacy, page 104 where you cite vedolizumab’s Phase 3 clinical outcomes and efficacy and page 105 where you cite data relating to other compounds targeting S1P1R.  Please include a risk factor disclosing the potential risks associated with reliance on such third party data.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure throughout the filing, including on pages 6, 103, 108, 109 and 110.  The Registrant has also added a risk factor disclosing the potential risks associated with reliance on third party data.

Risk Factors, page 13

“AbbVie retains rights to the antibody…, ” page 24

13.                               Please disclose clearly the limited scope of your license from AbbVie.  It appears from the agreement that the license is limited to EoE, defined therein as the Lead Indication.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on page 25 and elsewhere in Submission #2.

“Third party claims of intellectual property infringement may prevent or delay our drug discovery and development efforts,” page 45

14.                               You have disclosed certain third party patents of which you are aware that may issue and, if issued, your product candidates may infringe on such patents.  Please disclose how you became aware of such patents.  Please expand your disclosure to further describe any additional risks that may be associated with having knowledge of potential patents with which your product candidates may conflict.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on page 46.

Use of Proceeds, page 61

15.                               Please specify more clearly how the proceeds will be allocated among your ongoing clinical development and research including estimates of the amounts to be spent on specified projects and how such projects will be prioritized.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on page 61 to reflect how the estimated net proceeds from the offering are anticipated to be allocated and in the relative order of how the Registrant currently expects to prioritize the funds.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development Expenses, page 70

16.                               Please revise your disclosures to include the costs incurred during each period presented and to date for each material research project separately.

Response:  The Registrant respectfully submits that disclosure of its historical costs of each research project is not material to an investor’s understanding of the Registrant’s business or future prospects for various reasons, including that (i) the Registrant’s historical expenses are not necessarily meaningful predictors of future expenses and (ii) comparisons between program expenses may not be meaningful due to different fundamental characteristics (e.g., RPC4046 was in-licensed at a later stage of development than RPC1063).  Further, the Registrant has not tracked its historical costs specifically by research project for each of the periods to date, and to include such historical cost estimates would require approximations which may not ultimately prove to be accurate; there is cross-over in the Registrant’s use of its internal resources among its various research programs, such that refining historical costs by research project may not be easily supportable; and the costs the Registrant would incur to conduct a retrospective analysis of historical expense allocation would outweigh any marginal benefit to investors.  In response to comment #15, the Registrant has revised its disclosure to more clearly specify how the proceeds of the offering will be allocated among its ongoing clinical development and research programs and its cost estimates on a going-forward basis.  The Registrant respectfully submits that projections of future cost information are much more likely to be accurate and meaningful to an investor than any historical estimates.

Critical Accounting Policies and Significant Judgments and Estimates

Stock Based Compensation

Common Stock Valuation, page 76

17.                               We will further evaluate your common stock valuation when your IPO price has been set.  Please expand your disclosure to address the following:

•                                          Disclose how you determined a discount for lack of marketability of 15.3% was appropriate at December 31, 2012.

•                                          Once you can reasonably estimate the IPO price, qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price.

•                                          Continue to update your disclosure for all equity related transactions through the effectiveness date of the registration statement.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on page 81 to disclose how the discount for lack of marketability was determined, as well as throughout the filing to disclose recent equity related transactions.  The Registrant respectfully notes the Staff’s remaining comments and will add the remaining requested disclosure at such time as its estimated IPO price range is known, as well as update its disclosure for all equity related transactions through the effectiveness date of the registration statement as the information becomes available.

Contractual Obligations, page 84

18.                               Please parenthetically disclose the aggregate amount of future milestone payments you could pay to TSRI under your license agreement.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on page 87.

Business, page 86

Our Strategy, page 90

19.                               In your final bullet point on page 90, please provide expanded disclosure to describe the basis for your belief that you may be able to seek accelerated development timelines including expedited pathways and high-level regulatory agreements.  If the basis for this statement is limited to the SPA applications you have submitted, please limit the disclosure to describing the SPAs.  Further, please provide more detailed disclosure about the nature of your conversations with the FDA related to the SPAs and the current status of the SPA processes.  Your disclosure should identify any unresolved concerns expressed by the FDA.  Please provide similar expanded disclosure with respect to the SPAs through the filing.

Response:  The Registrant has revised the disclosure on page 93 and throughout the filing regarding its SPA agreements (one for the Phase 3 portion of the RADIANCE Phase 2/3 RMS study and one for the second pivotal Phase 3 RMS study), including in particular that they were obtained on February 28, 2013.  The Registrant has also augmented its risk factor disclosure regarding SPA agreements to further describe potential gaps that an SPA agreement does not definitely resolve.  In addition to the SPA agreements, however, the Registrant respectfully submits that it has other strategies for accelerating timelines which are outlined in the disclosure and include the Phase 2/3 trial design for RPC1063 in RMS (allowing the Registrant potentially to avoid the lag between the completion of enrollment for Phase 2 and the initiation of enrollment for Phase 3) as well as the design of TOUCHSTONE (the Phase 2 study of RPC1063 in UC), which could be considered by the FDA as a Phase 3 study depending upon results.

Our Lead Product Candidate —  S1P1R Modulator RPC1063, page 91

20.                               You state that “[e]vidence suggests that modulation of the S1P1R specifically is responsible for therapeutic efficacy when treating immune disorders such as RMS and IBD.” Please disclose whether the evidence you cite is based on your preclinical or clinical trials or disclose the source(s) of such evidence and briefly summarize the basis for the conclusion with respect to its efficacy. Your summary should describe the products and testing mechanisms used to reach such conclusion.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on page 94 to replace this statement.

Overview of the RMS Market, page 93

21.                               The pie chart representing the 2011 RMS market attributes 1% of the 2011 market to Aubagio, which you disclose on page 94 was approved in September 2012.  Please advise us as to how a product approved in late 2012 can account for 1% of the market in 2011. Please reconcile this apparent inconsistency in your disclosure.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on page 96.

22.                               To provide context to the 2012 worldwide sales of Gilenya, please disclose the total 2012 RMS market.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on page 96.

Currently Available Treatment Options for RMS, page 94

23.                               Please disclose whether Aubagio is a S1PR modulator.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on page 97.

24.                               We note that your disclosure throughout the filing focuses on a comparison of RPC1063 to Gilenya without discussion comparing RPC1063 to Aubagio or any of the potential new RMS market entrants described beginning on page 94 or the S1PR modulators in development described on page 97.  Please advise us as to the analysis underlying your conclusion that the only meaningful comparison is to Gilenya or, alternatively, please expand your disclosure to provide more fulsome comparisons of RPC1063 with other currently available or potential products for the treatment of RMS.

Response:  In response to the Staff’s comment, the Registrant has revised its disclosure to clarify that the Registrant’s product candidate RPC1063 is in the S1PR modulator class, as is Gilenya, the only FDA-approved therapeutic in the S1PR modulator class.  The Registrant respectfully submits that a detailed comparison to Aubagio, which is not in the S1PR modulator class, would not be meaningful for investors (due, for example, to the efficacy of Aubagio being significantly lower than the S1PR modulator class).  In addition to being an S1PR modulator, Gilenya was the first oral therapy approved for RMS and the trajectory of its sales figures since approval highlight its importance as the most visible and relevant in-class potential competition for RPC1063.  The Registrant believes that comparisons with Gilenya represent the most relevant information for potential investors.  However, the Registrant respectfully submits that the disclosure, including as revised and supplemented in Submission #2, presents comparisons to other potential competition for the treatment of RMS, particularly where information is available and can provide a meaningful comparison for potential investors.

Potential New RMS Market Entrants, page 94

25.                               Please disclose whether BG-12 or any other potential new RMS products are a S1PR modulator.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on page 97.

License Agreements with The Scripps Research Institute (TSRI), page 108

26.                               Please disclose the term of each of your agreements with TSRI.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on pages 113 and 114.

Development License and Option Agreement between AbbVie and Receptos for RPC4046, page 109

27.                               Please narrow the range of royalties within which your royalty on net sales falls to a range that does not exceed ten percentage points.  Additionally, please disclose the term of your agreement with AbbVie.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on page 115 to describe the term of its agreement with AbbVie.  With respect to the Staff’s remaining comment, the Registrant respectfully submits that even a range of royalties within ten percentage points, in this particular situation, is not material to an investor’s understanding of its business.  As disclosed in the filing, the Registrant is currently performing certain research and development activities pursuant to its exclusive license for RPC4046 in EoE.  Only following completion of a Phase 2 study of RPC4046 in EoE, for which the Registrant is fully responsible to secure and fund all costs, and delivery of a data package of those study results, will AbbVie then have the election to move to a second phase of the relationship and have the decision point to enter into an exclusive, worldwide collaboration with the Registrant.  If AbbVie does not exercise its option to collaborate, the Registrant will have an exclusive, worldwide license to RPC4046.  In the event of either collaboration or license, the royalty will be the same double-digit rate.  The disclosure has been modified to acknowledge this fact (i.e., the rate is the same in each context).  However, because commercialization for RPC4046 is many years away, if ever, and because of the intervening events, decisions and alternative paths the relationship may take, the Registrant respectfully submits that the royalty rate is not currently material to an investor’s understanding of its relationship with AbbVie.  Nonetheless, the Registrant acknowledges that as it moves closer to either a collaboration or license arrangement with AbbVie, the royalty rate may become material information and that the Registrant would thus have an obligation to disclose the rate, or at least an acceptable range, at a future point.

Collaborations Using the Receptos GPCR Structure Determination Technology Platform, page 109

28.                               You disclose on page 21 that ONO-4641, a late stage S1PR modulator, is under development by Merck Serono and Ono Pharmaceuticals.  Please describe whether and/or how your collaboration with Ono Pharmaceuticals may relate to its development of ONO-4641 or how you have protected your intellectual property in light of the potential competitive interest of Ono Pharmaceuticals.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on page 115.

29.                               Please specify the term of your agreement with Ono Pharmaceuticals.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on page 115.

30.                               With respect to your agreements with Eli Lilly and OMJP, please clearly state that upon the conclusion or expiration of the agreement, all technology and discoveries that resulted from the collaboration were transferred to Eli Lilly or OMJP, as applicable, and that you have no rights to additional future compensation related to further development by Eli Lilly or OMJP of any products utilizing such technology or discoveries, for example, through royalties or commercial milestone payments.  If the same will hold true for your collaboration with Ono Pharmaceuticals upon termination, please provide a similar statement.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on page 116.

Intellectual Property, page 110

31.                               You disclose with respect to each patent portfolio that you may extend your patent protection for up to five additional years.  Please describe the circumstances under which you may apply for such additional protection and specify the basis upon which it may be granted pursuant to the Hatch-Waxman Act.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on page 116.

Certain Relationships and Related Party Transactions, page 147

Consulting Agreement, page 149

32.                               Expand your disclosure to include a description of the May 2009 consulting agreements with certain of your founders as described in Note 6 to the Consolidated Financial Statements.  Further, please file copies of these consulting agreements.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on page 156 and has filed copies of these consulting agreements as exhibits.

Indemnification Agreements, page 150

33.                               Please file a form of indemnification agreement when available.

Response:  The Registrant respectfully acknowledges the Staff’s comment and will submit a form of indemnification agreement when available.

Shares Eligible for Future Sale, page 163

34.                               Once available, please file copies of each of the lock-up agreements.

Response:  The Registrant respectfully acknowledges the Staff’s comment and will file a form of the lock-up agreement as an exhibit to the underwriting agreement when such underwriting agreement is filed.

Notes to the Consolidated Financial Statements

Note 4.  Stock Options

2008 Equity Incentive Plan, page F-16

35.                               Please revise your disclosure to explain why the outstanding awards are less than the vested or expected to vest amount at December 31, 2012.  For example the outstanding time-based awards are 406 and the vested or expected to vest are 2,602.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on page F-17.

36.                               Please revise your disclosure to explicitly explain how those awards that are both time and performance based stock option vest.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on page F-19.

Note 8. Collaborative Arrangements, page F-24

Ono Pharmaceutical Co.

37.                               Please disclose how you determined that the $1.5 million milestone payment was not substantive and how the $2 million milestone payment was substantive.  Also disclose each individual milestone and related contingent consideration as required by ASC 605-28-50-2b for the remaining substantive milestones.

Response:  In response to the Staff’s comment, the Registrant has revised the disclosure on page F-25.

* * *

The Registrant acknowledges the following:

•                                          the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer your questions or provide you with any additional information.  Please contact the undersigned at (858) 509-4024 or Patty DeGaetano at (858) 509-4033.

Very truly yours,

/s/ Mike Hird
Mike Hird

cc:              Receptos, Inc.

Faheem Hasnain

Graham Cooper

Cooley, LLP

Tom Coll, Esq.

Charles S. Kim, Esq.

Sean Clayton, Esq.

Pillsbury Winthrop Shaw Pittman LLP

Patty M. DeGaetano, Esq.